UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	Commission File Number 00051281

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TENNESSEE COMMERCE BANCORP, INC.
Full Name of Registrant

N/A
Former Name if Applicable

381 Mallory Station Road, Suite 207
Address of Principal Executive Office (Street and Number)

Franklin, TN 37067
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported by Tennessee Commerce Bancorp, Inc. (the “Company”)  in a Current Report on Form 8-K filed on March 7, 2008,  the Audit Committee of the Company’s Board of Directors has engaged a qualified, independent audit firm to assist management in a reassessment of the Company’s internal control over financial reporting. This additional assessment will result in a delay in the filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “Form 10-K”). After the reassessment is completed, the Company intends to file the Form 10-K as soon as practicable.  Because the Company is not certain how long the reassessment will take, however, the Company cannot predict the timing of the Form 10-K filing at this time.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Arthur F. Helf	615	599-2274
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that it will report an increase in net income of 45% for 2007 as compared to 2006 and an increase in earnings per share from $1.24 for 2006 to $1.49 for 2007, as previously reported in the Company’s release reporting financial results for the fourth quarter and the fiscal year ended December 31, 2007 (the “Earnings Release”).  The Earnings Release was furnished in a Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2008.

Although nothing has been brought to the attention of the Company’s management that causes management to believe that any identified control deficiencies have resulted in any material error in the Company’s previously reported financial results for the fourth quarter and the fiscal year ended December 31, 2007, these financial results are subject to adjustment after completion of the reassessment described in Part III hereof.

TENNESSEE COMMERCE BANCORP, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 18, 2008	By	/s/ Arthur F. Helf
Arthur F. Helf, Chairman and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).